Exhibit (d)(6)(iii)

VAN ECK FUNDS

MULTI-MANAGER ALTERNATIVES FUND

Schedule Identifying Details of Sub-Advisory Contracts:

PARTY	DATE SIGNED AGREEMENT

Coe Capital Management, LLC	May 19, 2011

Dix Hills Partners, LLC	March 20, 2009

Graham Capital Management, L.P.	May 1, 2014

Horizon Asset Management LLC	October 26, 2012

Millrace Asset Group, Inc.	May 19, 2011

RiverPark Advisors, LLC	July 23, 2012

SW Asset Management, LLC	May 23, 2012

Tiburon Capital Management, LLC	October 26, 2012